UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

21 March 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Elli Levinson-Sela —————————————— Elli Levinson-Sela, Adv. General Counsel & Corporate Secretary

Company Contact:
Blue Square-Israel Ltd. Emanuel Avner, CFO Toll-free telephone from U.S. and Canada: 888-572-4698 Telephone from rest of world: 972-3-928-2220 Fax: 972-3-928-2299 Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES 2005 FINANCIAL RESULTS

– 4.0% Operating Margin; Net Income Rises 48.6% to NIS 90.0 Million –

– Plans for 2006: Additional Expansion, Launch of New Customer Club &
Financial Services, Spin-off of Real Estate Subsidiary –

ROSH HA’AYIN, Israel – March 21, 2006 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the fourth quarter and full year ended December 31, 2005. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

Results for 2005
Revenues: The Company's revenues for 2005 increased by 8.0% to NIS 5,797.0 million (U.S. $1,259.4 million)(a) compared to NIS 5,365.8 million in 2004. The growth in sales derived from
■	The opening of 7 stores during 2005, increasing the Company's sales area by 12,000 square meters;
■	The contribution of Kfar Hashaashuim's sales for the year (see Note B), increasing the Company's revenues by NIS 90.8 million (U.S. $19.7 million);
■	The increase of Non-Food sales in Blue Square stores due to the collaboration with Kfar Hashaashuim;
■	The collapse of the Clubmarket chain, which led to a temporary increase in the number of shoppers in the Company's stores in Q3;
■	The success of the Company's brand consolidation program and marketing initiatives; and
■	Stronger redemption of Gift Certificates as compared to 2004.

Gross Profit: Gross profit for 2005increased by 6.8% to NIS 1,498.8 million (U.S. $325.6 million) compared to NIS 1,403.5 million in 2004 due to the higher revenues. Gross margin for the period decreased to 25.9% compared to 26.2% in 2004. This reflected:
—	An increase in the proportion of discount sales in the overall sales mixture due to the Company's consolidation program;
—	Strong competition throughout the Company's markets; and
—	An increase in discounts associated with the redemption of gift certificates during holiday seasons;
—	Offset partially by better terms from suppliers and better pricing policies.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for 2005 increased by 5.5% to NIS 1,269.8 million (U.S. $275.9 million) compared to NIS 1,203.4 million in 2004, reflecting
■	Expenses of new stores opened during the prior 12 months;
■	Aggressive advertising and marketing campaigns carried out during the year;
■	A significant increase in electricity and energy expenses; and
■	An increase in CPI (Consumer Price Index)-related expenses.
However, as a percentage of revenues, expenses declined to 21.9% of sales from 22.4% in 2004. This, together with the 3.7% increase in sales per employee recorded during the year, illustrates the success of the Company’s ongoing efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time charges) for 2005 was NIS 360 million (U.S. $78.2 million), an increase of 7.5% compared with NIS 335 million in 2004. EBITDA margin for the year was 6.2%, unchanged from 2004.

Operating Income: Operating income for 2005 increased by 14.5% to NIS 229.0 million (U.S. $49.8 million) compared to NIS 200.1 million in 2004. This reflects the increased revenues and gross profit for the period, mitigated somewhat by increased Selling, General & Administrative expenses. Operating margin for 2005 increased to 4.0% from 3.7% in 2004.

Financial Expenses: Financial expenses for 2005 increased by 2.5% to NIS 59.5 million (U.S. $12.9 million) compared to NIS 58.1 million in 2004.

Other Income (Expenses) net: Other Income (net) for 2005 was NIS 0.7 million (U.S. $0.1 million) compared to Other Expenses (net) of NIS 19.6 million in 2004. Other income for the period reflected a capital gain related to the sale of one of the Company’s small subsidiaries, countered by capital losses related to store closures and reserves. Other expenses for 2004 reflected impairment of assets, expenses related to store closures and employee dismissals, and a compensation payment for the termination of a private label contract.

Taxes On Income: The Company’s taxes on income for 2005 were NIS 58.5 million (U.S. $12.7 million), an increase of 41.9% compared to NIS 41.2 million in 2004. This reflected the rise in the Company’s Income Before Taxes on Income, offset partially by the reduction of the Company’s nominal tax rate in line with amendments to the Income Tax Ordinance that were enacted in July 2004 and August 2005 that provide for a gradual reduction in the rate of corporate tax. As a result, the Company’s corporate tax rate was reduced from 35% in 2004 to 34% in 2005, and will be reduced during the next five years as follows: 2006 – 31%; 2007 – 29%; 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

Net Income: The Company’s net income for 2005 increased by 48.6% to NIS 90.0 million (U.S. $19.5 million), or NIS 2.32 per ADS (U.S. $0.50), compared to NIS 60.5 million, or NIS 1.57 per ADS, for 2004.

Dividends:
■	During 2005, the Company distributed dividends totaling NIS 89 million.
■	During 2005, the Company’s subsidiary, The Blue Square Chain Investments &Properties Ltd (BSIP), received a court approval to distribute a dividend totaling NIS 80 million from capital gains that were originally classified as a capital reserve, due to the accounting principles related to transactions between BSIP and former controlling shareholders. The dividend was distributed on April 11,2005. The Company’s share in this capital gain (net of costs related to the said transaction) was NIS 44.9 million, and was reclassified from a capital reserve (within Paid In Capital) to Retained Earnings.

■	Subsequent to the balance sheet date, on March 21, 2006, the Company declared a dividend in the amount of NIS 50 million (U.S. $10.7 million), or NIS 1.28 per share (approximately U.S. $0.27 per ADS). The dividend, net of taxes, will be paid to shareholders on record as of close of business on April 3, 2006. The dividend will be paid on or about April 20, 2006, with payments to ADS holders in the US distributed several days later.

Other Operating Data:
—	The Company’s Same Store Sales (see Note C) for 2005 increased by 1.7%.
—	Sales per square meter increased by 3.0% in 2005 compared to 2004, reaching NIS 18,621 (US $4,045) per square meter.
—	The Company’s sales per employee (see Note D) increased by 3.7% in 2005 compared to 2004, reaching NIS 899 thousand (U.S. $195 thousand) per employee.
—	During 2005, the Company opened 7 stores and closed 3, adding a net total of 12,000 square meters to the chain.

Results for the Fourth Quarter
Revenues: The Company’s revenues for the fourth quarter of 2005 were NIS 1,475.5 million (U.S. $320.6 million), an increase of 7.2% compared with NIS 1,376.9 million in the fourth quarter of 2004. The growth in sales derives from the factors explained in Results for 2005 above, including the success of the Company’s marketing initiatives, store openings during the prior 12 months, increased sales of Non-Food products and the contribution of Kfar Hashaashuim’s sales (see Note B). Same Store Sales (see Note C) for the quarter decreased by 1.3% reflecting continued competition in the Mega marketplace together with the smaller number of selling days during the period compared to the parallel period of 2004.

Gross Profit: Gross Profit for the fourth quarter of 2005 increased by 6.7% to NIS 384.2 million (U.S. $83.5 million) compared with NIS 360.1 million in the fourth quarter of 2004, reflecting the quarter’s higher revenues mitigated by strong competition and price pressure in the Company’s markets. The gross margin for the fourth quarter of 2005 was 26.0% compared to 26.2% in the fourth quarter of 2004.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the fourth quarter of 2005 increased by 2.7% to NIS 325.8 million (U.S. $70.8 million) compared with NIS 317.4 million in the fourth quarter of 2004, due primarily to the expenses of new stores opened during the prior 12 months. As a percentage of revenues, expenses for the quarter were 22.1% of sales, a significant reduction compared to 23.1% in the parallel quarter of 2004.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time expenses) for the fourth quarter of 2005 was NIS 91 million (U.S. $19.8 million), an increase of 26.4% compared with NIS 72 million in the fourth quarter of 2004.

Operating Income: Operating Income for the fourth quarter of 2005 increased by 36.8% to NIS 58.4 million (U.S. $12.7 million) compared with NIS 42.7 million in the fourth quarter of 2004. Operating margin for the quarter was 4.0% compared to 3.1% in the fourth quarter of 2004.

Financial Expenses: The Company's Financial Expenses for the fourth quarter of 2005 were NIS 15.5 million (U.S. $3.4 million), a decrease of 7.3% compared to NIS 16.7 million in the fourth quarter of 2004.

Other Income (Expenses), net: Other Income (net) for the fourth quarter of 2005 was NIS 2.1 million (U.S. $0.5 million) compared to Other Expenses (net) of NIS 9.9 million recorded in the fourth quarter of 2004. Other Income for the fourth quarter of 2005 related primarily to the variance between actual one-time expenses recorded during 2005 and related provisions taken previously, while Other Expenses for the fourth quarter of 2004 consisted primarily of a provision taken in respect of impairment of fixed assets and a compensation payment for the termination of a private label contract.

Net Income: The Company’s net income for the fourth quarter of 2005 was NIS 26.8 million (U.S. $5.8 million), or NIS 0.69 per ADS (U.S. $0.15), an increase of 247.3% compared to NIS 7.7 million, or NIS 0.20 per ADS, for the comparable period of 2004. The increase reflects the quarter’s increase in Operating Income and decrease in Other Expenses compared to the fourth quarter of 2004, offset somewhat by the quarter’s higher taxes on income.

Other Operating Data:
—	The Company’s Same Store Sales (see Note C) for the fourth quarter decreased by 1.3%, reflecting continued competition in the Mega marketplace together with the smaller number of selling days during the period compared to the parallel period of 2004.
—	Sales per employee (see Note D) increased by 0.5% in the fourth quarter of 2005 compared to the fourth quarter of 2004, reaching NIS 223.4 thousand (U.S. $48.5 thousand) per employee.

Comments of Management
Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “2005 was another strong year for Blue Square-Israel. Despite intense competition, we delivered four straight quarters of top-line and bottom-line growth, reflecting progress in our initiatives for building the chain and our unswerving commitment to sustainable pricing policies. During the third quarter, we restructured our operations into three autonomous brand-based divisions, a strategic move that has already begun improving our sales, market share and profitability. In parallel, revenues from our Non-Food and Near-Food sectors continue to grow.

“From a macro perspective, the year was mixed, with the general economy’s growth countered by rising costs and the continued shift of the market toward Hard Discount sales. The fall of Clubmarket in July has worked to our benefit, boosting our sales for a period of time and highlighting the consequence of pursuing market share at any price. As a result of the fall, Supersol has now acquired Clubmarket, transforming Israeli retail into a marketplace with just two major chains and a number of small privately-held players.”

Mr. Unger continued, “In 2006, our plan is to continue building our supermarket business and to launch new initiatives aimed at capitalizing more fully on our assets and customer base.

■	Continuing the aggressive expansion policy we have been following for the past two years, during 2006 we plan to open at least 7 new stores, 3 of which belonged previously to the Clubmarket chain.

■	To capitalize on our ~50 million yearly checkouts, we will continue to expand the range of items that customers can purchase in our stores, beginning with a new focus on the textile and leisure (videos, computers, magazines etc.) categories.

■	With Dor Alon, our controlling shareholder, we are preparing to launch Israel’s largest customer loyalty club and an exciting array of personal finance and insurance products as a natural extension of our “one-stop shopping” concept. To kick-start these ventures, in November we entered into an agreement (together with Dor Alon) to purchase 49% of the Israeli Diners Club franchise.

■	We are also embarking on a new strategy designed to unleash the significant value currently locked within our real estate assets. The first step in this process will be the spin-off of a new subsidiary that will own and manage the 146,000 square meters currently occupied by our stores and other lessors, as well as the free land and unused building rights under our ownership, with the goal of seeking out ways to increase their value.”

Mr. Unger concluded, “Taken as a whole, we are pleased with our progress during 2005, and implementing a strategy with the potential to create significant value for our shareholders in the future.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2005: U.S. $1.00 equals NIS 4.603. The translation was made solely for the convenience of the reader.

NOTE B: Kfar Hashaashuim

Further to the closing of the Company’s acquisition of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaahuim”) in May, 2005, Kfar Hashaashuim’s balance sheet and operating results of the second half have been consolidated into the Company’s consolidated financial statements. Comparison data from parallel periods in 2004 include no contribution from Kfar Hashaashuim.

NOTE C: Change in Calculation of Same Store Sales

For a more meaningful comparison, the Company has changed the policy by which it calculates Same Store Sales.

As of this report and going forward, the Company’s Same Store Sales calculation is based only on stores 1) that have operated continuously throughout the current and prior reporting period, and 2) that have not been resized significantly during the period.

Previously, the Company’s Same Store Sales referred to the sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores were not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were closed for at least two weeks during the reported period or the preceding period for any reason including renovation or relocation.

NOTE D: Calculation of Sales Per Employee

In 2005, the Company began outsourcing its cleaning activities to external service providers, a step that reduced its total number of employees as compared to 2004. To facilitate a meaningful comparison between the Company’s Sales Per Employee for the two years, the number of employees used to calculate Sales Per Employee for 2004 has been adjusted to exclude cleaning personnel.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 169 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005

			Convenience translationa
	December 31,		December 31,
	2004	2005	2005
	Audited	Unaudited	Unaudited
	NIS		U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	47,359	66,773	14,506
Trade receivables	483,524	558,758	121,390
Other accounts receivable	145,292	129,670	28,171
Inventories	288,042	356,881	77,532

Total current assets	964,217	1,112,082	241,599

INVESTMENTS AND LONG-TERM RECEIVABLES:
Restricted deposit	-	500,190	108,666
Investment in an associated company	2,795	3,325	722
Other long-term receivables	-	2,962	643

	2,795	506,477	110,031

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION
AND AMORTIZATION	2,011,599	1,971,577	428,324

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:
Goodwill	76,665	82,511	17,925
Deferred charges	23,735	10,388	2,257

	100,400	92,899	20,182

	3,079,011	3,683,035	800,136

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005

			Convenience translationa
	December 31,		December 31,
	2004	2005	2005
	Audited	Unaudited	Unaudited
	NIS		U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	136,541	291,058	63,232
Current maturities of debentures	-	68,258	14,829
Trade payables	837,757	879,136	190,992
Other accounts payable and accrued expenses	331,614	323,674	70,318
Dividend payable	38,971	-	-

Total current liabilities	1,344,883	1,562,126	339,371

LONG-TERM LIABILITIES:
Long-term loans from banks, net of
current maturities	390,375	781,304	169,738
Debentures, net of current maturities	200,000	136,517	29,658
Convertible debentures	186,193	184,989	40,189
Deferred income taxes	14,576	13,392	2,909
Liability for employee rights, net of
amount funded	26,894	28,166	6,119

Total long-term liabilities	818,038	1,144,368	248,613

CONTINGENT LIABILITIES AND COMMITMENTS
Total liabilities	2,162,921	2,706,494	587,984

MINORITY INTEREST	96,780	111,233	24,165

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at December
31, 2005 and 2004; Issued and outstanding
38,950,091 and 38,782,336 shares at
December 31, 2005 and 2004, respectively	52,503	52,671	11,443
Additional paid-in capital	754,264	714,796	155,289
Retained earnings:
Dividend declared subsequent to balance
sheet date	-	50,000	10,862
Unappropriated	12,543	47,841	10,393

Total shareholders' equity	819,310	865,308	187,987

	3,079,011	3,683,035	800,136

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE TWELVE AND THREE MONTH PERIODS ENDED DECEMBER 31, 2005

	Twelve months ended December 31,		Three months ended December 31,		Convenience translation(a) for the three months ended December
	2004	2005	2004	2005	31, 2005
	Audited	Unaudited	Unaudited	Unaudited	Unaudited
	NIS				U.S. Dollars
	In thousands (except share and per share data)

Sales	5,365,784	5,797,018	1,376,933	1,475,522	320,557
Cost of sales	3,962,303	4,298,211	1,016,838	1,091,281	237,080

Gross profit	1,403,481	1,498,807	360,095	384,241	83,476
Selling, general and administrative expenses	1,203,391	1,269,760	317,406	325,837	70,788

Operating income	200,090	229,047	42,689	58,404	12,688
Financial expenses, net	(58,090)	(59,529)	(16,672)	(15,463)	(3,359)

	142,000	169,518	26,017	42,941	9,329
Amortization of goodwill	(5,870)	(6,508)	(1,499)	(1,821)	(396)
Other income (expenses), net	(19,593)	690	(9,939)	2,168	471

Income before taxes on income	116,537	163,700	14,579	43,288	9,404
Taxes on income	41,230	58,490	3,020	13,820	3,002

Income after taxes on income	75,307	105,210	11,559	29,468	6,402
Share in profit (losses) of associated
company, net	(1,204)	498	(398)	61	13
Minority interest in profits of
subsidiaries, net	13,555	15,717	3,439	2,713	589

Net income (loss)	60,548	89,991	7,722	26,816	5,826

Net income (loss) per Ordinary share or ADS	1.57	2.32	0.20	0.69	0.15

Weighted average number of shares or ADS
used for computation of income per
share	38,782,336	38,950,091	38,782,336	38,950,091	38,950,091

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE TWELVE AND THREE MONTH PERIODS

ENDED DECEMBER 31, 2005

	Twelve months ended December 31		Three months ended December 31		Convenience translation(a) for the three months ended December 31
	2004	2005	2004	2005	2005
	NIS	NIS	NIS	NIS	U.S.$

Sales (in millions)	5,366	5,797	1,377	1,476	321

Operating income (in millions)	200	229	43	58	13

EBITDA (in millions)
(excluding one-time expenses)	335	360	72	91	20

EBITDA margin
(excluding one-time expenses)	6.2%	6.2%	5.2%	6.1%	NA

Increase (decrease) in same store sales(c)	(1.3)%	1.7%	3.2%	(1.3)%	NA

Number of stores at end of period	164	168	164	168	NA
Stores opened during the period	7	7	0	0	NA
Stores closed during the period	4	3	0	0	NA

Total square meters at end of period	300,000	312,000	300,000	312,000	NA
Square meters added
during the period, net	9,200	12,000	0	0	NA

Sales per square meter	18,074	18,621	4,590	4,578	1,028

Sales per employee (in thousands) (d)	867	899	222	223	49